[redacted]

SI 15026315 MMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67786 |

## FACING PAGE

**Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY) *

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lazard Middle Market LLC**

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**225 South Sixth Street, 46th Floor**
(No. and street)

| Minneapolis | MN | 55402 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Kyle Pecha** — **(612) 371-6533**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – *if individual, state last, first, middle name*)

| 50 South Sixth Street, Suite 2800 | Minneapolis | MN | 55402-1538 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 20 2015
DIVISION OF TRADING & MARKETS

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OD 5/29/15

LAZARD MIDDLE MARKET LLC

(SEC I.D. No. 8-67786)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014,
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17z-5(e)(3)
Under the Securities Exchange Act of 1934
As a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of
Lazard Middle Market LLC

We have audited the accompanying statement of financial condition of Lazard Middle Market LLC (a wholly owned subsidiary of Goldsmith, Agio, Helms, & Lynner, LLC) (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Lazard Middle Market LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

# LAZARD MIDDLE MARKET LLC

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2014**

## ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $32,197,707 |
| DUE FROM AFFILIATES | 3,684,222 |
| ACCOUNTS RECEIVABLE, Net | 2,023,321 |
| FIXED ASSETS, Net | 97,017 |
| PREPAID AND OTHER ASSETS | 643,843 |
| TOTAL | $38,646,110 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accrued salaries, bonuses, and related expenses | $21,274,748 |
| Due to affiliates | 2,224,425 |
| Accounts payable and accrued expenses | 867,487 |
| Other liabilities | 949,716 |
| Total liabilities | 25,316,376 |
| MEMBER'S EQUITY | |
| Member's equity | 13,329,734 |
| TOTAL | $38,646,110 |

See notes to the statement of financial condition.

## 1. NATURE AND ORGANIZATION OF BUSINESS

**Business**—Lazard Middle Market, LLC (the "Company") is a registered securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings, primarily in the private capital markets. The Company does not execute customer securities transactions and, therefore, does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company is a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"). The Parent's outstanding shares are held 100% by Lazard Freres & Co. LLC ("Lazard Freres"), an investment banking firm. Lazard Freres is a limited liability company and is owned by Lazard Ltd., a publicly held company.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Cash and Cash Equivalents**—The Company defines cash and cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased.

**Revenue Recognition**—Investment banking revenue is recognized when earned, through monthly or upfront consulting fees, advisory fees, and accomplishment fees. Monthly consulting fees are recognized in the period in which they cover, while upfront consulting fees are recognized over the initial term of the engagement agreement. Advisory fees are recognized upon completion of a project or assignment. Accomplishment fees from facilitating the sale of customers' businesses or business units, financing, transactions, and buy-side transactions are recognized upon the closing of a transaction.

Restructuring transactions involve either a distressed company or a company that has filed for bankruptcy. Revenue from restructuring transactions includes consulting fees, advisory fees, and accomplishment fees and is recognized when earned, similar to investment banking fees.

**Operating Expenses**—The Company records operating expenses (compensation and benefits, occupancy, professional services, marketing and business development, technology and information services, and other) when incurred relating to services provided in facilitating the operations of the Company, including the cost of services provided by affiliates as discussed in Note 7.

**Income Taxes**—As a single-member limited liability company, the Company is a disregarded limited liability company for tax purposes and, therefore, does not pay corporate income taxes.

**Fixed Assets**—Fixed assets are stated at historical cost. The estimated useful life of equipment and furniture ranges from three to seven years and is depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of term of the lease or estimated useful life using the straight-line method. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or

losses are reflected in the statement of operations. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred.

**Accounts Receivable, Net**—Accounts receivable, net consists of investment banking fees, restructuring advisory fees and reimbursable expenses, net of an estimate for uncollectable accounts of $208,348 as of December 31, 2014 which consists of investment banking fees of $120,000 and $88,348 of reimbursable expenses. The Company records an allowance for doubtful accounts on specific receivable balances when a loss is probable.

**Prepaid and Other Assets**—Prepaid and other assets consist primarly of unamortized amounts of prepaymetns of services and insurance premiums as well as compensation expense related to deferred revenue.

**Use of Estimates**—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. FAIR VALUE MEASUREMENT

Accounting principles generally accepted in the United States of America establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that would be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels, described as follows:

*Level 1*—Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

*Level 2*—Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market; quoted prices for identical or similar assets or liabilities in nonactive markets; assets valued based on net asset value (NAV) redeemable at the measurement date or within the near term without redemption restrictions; or inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

*Level 3*—Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose volume and level of trading activity have significantly decreased when compared with normal market activity and there is no longer sufficient trading frequency or volume to provide pricing information on an ongoing basis, as well as assets valued based on NAV that are not redeemable within the near term.

Cash equivalents consist of money market funds held with Citibank, N.A., which are carried at fair value on a recurring basis as determined by quoted NAV. The money market funds of $32,136,988 are concluded to be Level 1 as of December 31, 2014.

## 4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10:1. The Company has maintained its net capital above SEC-required levels at all times. At December 31, 2014, the Company had net capital as defined by Rule 15c3-1 of $24,182,867, which exceeds its required net capital of $491,474 by $23,691,393. The Company's percentage of aggregate indebtedness to net capital was 30.48% at December 31, 2014.

## 5. EXEMPTION

The Company claims exemption from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Therefore, the Company is not required to make the periodic computation of reserve requirements and is not subject to the possession or control requirements.

## 6. FIXED ASSETS

As of December 31, 2014, the Company had the following fixed assets:

| | |
|---|---|
| Computer equipment | $ 156,131 |
| Furniture and equipment | 295,884 |
| Capital lease equipment | 182,445 |
| Leasehold improvements | 658,249 |
| Total fixed assets | 1,292,709 |
| Less accumulated depreciation and amortization | 1,195,692 |
| Fixed assets, net | $ 97,017 |

## 7. TRANSACTIONS WITH AFFILIATES

As of December 31, 2014, the Company had receivables due from the following affiliates:

| | |
|---|---|
| Lazard Group LLC | $1,782,593 |
| Lazard Freres | $1,305,970 |
| Lazard SPRL | 595,659 |
| Total | $3,684,222 |

As of December 31, 2014, the Company had payables due to the following affiliates:

| | |
|---|---|
| Lazard Strategic Coordination Co., LLC | $ 2,211,215 |
| Parent | 12,184 |
| Lazard Freres KK | 1,024 |
| Lazard Beijing Co. Ltd. | 2 |
| Total | $ 2,224,425 |

Receivables due from Lazard Group LLC primarily relate to prepayment of deferred compensation award amounts.

Receivables due from Lazard Freres and Lazard SPRL primarily relate to investment banking and restructuring advisory fees jointly earned by the Company and the affiliate.

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the actual cost of services provided to the Company.

The Company also pays a monthly executive management fee to Lazard Strategic Coordination Co., LLC (LSCC), a wholly owned subsidiary of Lazard Group LLC. The management fee represents an allocation of global operating costs and management support services. The allocation is based on revenue and headcount.

## 8. MAJOR CUSTOMERS

In 2014, the Company had five customers that provided 27% of total revenues.

## 9. COMMITMENTS AND CONTINGENCIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management believes that the outcome of such legal proceedings and claims would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

**Capital Lease**—During 2009, the Company entered into a capital lease to acquire information technology equipment. The obligations matured in January 2014. The capital lease obligations contain a bargain purchase option that allows the Company to purchase the leased equipment at the end of the lease for $1. The capital lease incured interest at a rate of 11.83%. The cost related to these assets under capital lease obligations was $182,445. Accumulated amortization related to these assets was $182,445 as of December 31, 2014.

**Operating Leases**—The Company leases an office facility in Charlotte, North Carolina, under an operating lease arrangement. Future minimum payments for the noncancelable operating lease as of December 31, 2014, are as follows:

| Years Ending December 31 | Operating Lease |
|---|---|
| 2015 | $ 112,244 |
| 2016 | 115,311 |
| 2017 | 118,760 |
| 2018 | 122,340 |
| 2019 | 126,014 |
| 2020 | 43,050 |
| Net minimum lease payments | $ 637,719 |

As noted in Note 7, the Company occupies additional office space leased by its affiliates and pays for the actual space used through its management agreement.

**Compensation and Benefits** — The Company has a qualified 401(k) profit-sharing plan (the "Plan") in which substantially all of the employees of the Company meeting certain service requirements are eligible to participate.

For the year ended December 31, 2014, the Company has accrued discretionary bonuses of $17,944,276 which are payable to employees for services completed during the year based on both performance and revenue-generating activities. The Company also recognizes a prepaid asset for deferred compensation as it relates to those amounts of upfront consulting fee revenue that is unrealized as of December 31, 2014.

## 10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after December 31, 2014, through the date these financial statements were issued. On February 13, 2015, the Company made a capital distribution to the Parent in the amount of $5,000,000.

Except as noted above, the Company has determined that there were no other events or transactions that would require recognition or disclosure in this statement of financial condition.

* * * * * *